AEGLEA BIOTHERAPEUTICS, INC.

901 S. MoPac Expressway

Barton Oaks Plaza One

Suite 250

Austin, TX 78746

April 4, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes Mary Beth Breslin Christina Thomas Keira Nakada Joel Parker

Re:	Aeglea BioTherapeutics, Inc. Form S-1 Registration Statement on Form S-1 (File No. 333-205001) initially filed June 16, 2015, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-37722) filed March 28, 2016.

Ladies and Gentlemen:

Requested Date: April 6, 2016

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Aeglea BioTherapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Niki Fang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Ms. Fang at (650) 335-7252.

Sincerely,
AEGLEA BIOTHERAPEUTICS, INC.

By:	/s/ David G. Lowe
David G. Lowe, Ph.D.
President and Chief Executive Officer

cc:	Robert A. Freedman, Esq.

    Niki Fang, Esq.

    Fenwick & West LLP